UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                                 (RULE 13D-102)


                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                     PURSUANT TO RULES 13D-1(B) AND (C) AND
                  AMENDMENTS THERETO FILED PURSUANT TO 13D-2(B)

                                (AMENDMENT NO. 1)



                              EDUCATION MANAGEMENT
                                   CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                   28139T 10 1
                                 (CUSIP Number)



                                Page 1 of 4 Pages


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                                  SCHEDULE 13G
---------------------                                        -------------------
CUSIP NO. 28139T 10 1                                        PAGE  2  OF 4 PAGES
---------------------                                        -------------------



              1   NAME OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE
                  PERSONS (ENTITIES ONLY)                      Robert B. Knutson
                                                               -----------------

              2   CHECK THE APPROPRIATE BOX IF A MEMBER
                  OF A GROUP*                                            (a) / /
                                                                         (b) / /


              3   SEC USE ONLY


              4   CITIZENSHIP OR PLACE OF ORGANIZATION             United States
                                                                   -------------

  NUMBER OF               5   SOLE VOTING POWER                        1,752,650
  SHARES                                                               ---------
  BENEFICIALLY
  OWNED BY                6   SHARED VOTING POWER                              0
  EACH                                                                         -
  REPORTING
  PERSON                  7   SOLE DISPOSITIVE POWER                   1,752,650
  WITH                                                                 ---------

                          8   SHARED DISPOSITIVE POWER                         0
                                                                               -


              9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                   EACH REPORTING PERSON                               1,752,650
                                                                       ---------

            10     CHECK BOX IF THE AGGREGATE AMOUNT IN
                   ROW (9) EXCLUDES CERTAIN SHARES
                   See Item 4(a)                                             /X/


            11     PERCENT OF CLASS REPRESENTED BY AMOUNT
                   IN ROW (9)                                              12.1%
                                                                           -----


            12     TYPE OF REPORTING PERSON*                                  IN
                                                                              --


                                Page 2 of 4 Pages

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     This  Amendment  No. 1 to Schedule 13G  ("Amendment  No. 1") relates to the
Common Stock, $.01 par value (the "Common Stock"), of Education Management Corporation, a Pennsylvania corporation (the "Issuer"). This Amendment No. 1 amends and restates in its entirety the response to Item 4 of the filing person's Schedule 13G dated February 14, 1997 (the "Initial Schedule 13G"). No other responses to Items of the Initial Schedule 13G are being amended at this time.





Item 4.           Ownership.


      (a) Mr. Knutson is the indirect beneficial owner, as trustee and the sole beneficiary under the Revocable Trust Agreement of Robert B. Knutson dated March 4, 1993, of 1,737,650 shares of Common Stock and the direct beneficial owner of 15,000 shares of Common Stock issuable upon exercise of employee stock options. Mr. Knutson may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by his spouse, Miryam L. Drucker. Mr. Knutson disclaims beneficial ownership of those shares.


      (b) The 1,752,650 shares beneficially owned by Mr. Knutson are 12.1% of the outstanding Common Stock, based upon the 14,444,218 shares outstanding at December 31, 1997.


      (c) Mr. Knutson has sole voting and dispositive power with respect to the 1,752,650 shares beneficially owned by him.


                                Page 3 of 4 Pages

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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 1, 1998


                                    /S/ ROBERT B. KNUTSON
                                    ---------------------
                                    Robert B. Knutson







                                Page 4 of 4 Pages